Exhibit 1.1

    CONTACTS

Chief Financial Officer
Meir Moshe
+972-3766-8610

Corporate Media Relations
Brian Gallagher
+1 201-785-3206
briang@radware.com

Radware Ltd. Announces Second Quarter 2014 Results

* Record Quarterly Revenues of $53.1 Million
* Quarterly Non-GAAP EPS $0.18

TEL AVIV, ISRAEL: July 24, 2014 — Radware® (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today reported record quarterly revenues of $53.1 million for the second quarter of 2014. This represents an increase of 13% compared with revenues of $46.8 million for the second quarter of 2013.

Net income on a GAAP basis for the second quarter of 2014 was $3.9 million or $0.08 per diluted share, compared with net income of $4.9 million or $0.11 per diluted share for the second quarter of 2013.

Net income on a Non-GAAP basis for the second quarter of 2014 was $8.2 million or $0.18 per diluted share, compared with net income of $7.1 million or $0.15 per diluted share for the second quarter of 2013.

During the second quarter of 2014, the company generated cash in the amount of approximately $11.5 million and after utilizing an amount of approximately $5.6 million for the repurchase of shares, the company’s overall cash position including cash, short-term and long term bank deposits and marketable securities amounted to $309.4 million.

“Our strong second quarter was fueled by continued improvement in our international business, says Roy Zisapel, president and chief executive officer, Radware.” We are optimistic about our ability to continue revenue growth of our application delivery and application security solutions, leveraging their strategic role in the ongoing operations of our customers’ data centers and mission critical applications.

 During the second quarter of 2014, Radware released the following significant announcements:

•	Radware’s Attack Mitigation System Selected by Xand to Help Prevent Downtime for Cloud and Colocation Hosted Applications
•	Radware to Discuss Neurological Impact of Slow Web Performance and Web Performance Optimization During Velocity Santa Clara

Radware 2Q14 Earnings Press Release

•	Radware Selected by M1 to Deliver Mission Critical Website Protection
•	Radware Receives Multi-Million Cyber-Attack Mitigation Contract from Global Cloud Provider
•	Radware Integrates Service Security with Cisco Application Centric Infrastructure
•	Radware Selected by China Union Pay to Improve Website Performance and Customer Experience
•	Radware Announces a New $40 Million Share Buyback Plan

Company management will host a quarterly investor conference call at 8:45am ET on July 24, 2014. The call will focus on financial results for the quarter ending June 30, 2014 and other matters related to the Company’s business.

The conference call will be webcast on July 24, 2014 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/IR/ and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the second quarter 2014 call:

Participants in the US call: Toll Free 1 (800) 230-1096
International participants call: +1- 612 288-0329
Conference ID:  330887

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on: Facebook, Google+, LinkedIn, Radware Blog, SlideShare, Twitter, YouTube, Radware Connect app for iPhone® and our security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

©2014 Radware, Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

Radware 2Q14 Earnings Press Release

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Radware 2Q14 Earnings Press Release

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2013	June 30, 2014
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	20,067	20,062
Available-for-sale marketable securities	30,372	36,434
Short-term bank deposits	84,387	108,316
Trade receivables, net	24,911	18,360
Other receivables and prepaid expenses	6,323	9,657
Inventories	14,190	14,976
	180,250	207,805

Available-for-sale marketable securities	113,377	124,028
Long-term bank deposits	37,497	20,590
Severance pay funds	3,319	3,316
	154,193	147,934

Property and equipment, net	17,523	17,858
Intangible assets, net	5,070	4,180
Other assets	1,629	1,697
Goodwill	30,069	30,069

Total assets	388,734	409,543

Current liabilities
Trade payables	8,798	8,609
Deferred revenues, other payables and accrued expenses	57,906	65,195
	66,704	73,804

Long-term liabilities	27,910	30,120

Shareholders’ equity
Share capital	611	620
Additional paid-in capital	262,809	272,114
Accumulated other comprehensive income	1,733	1,522
Treasury stock, at cost	(25,984)	(31,618)
Retained earnings	54,951	62,981
Total shareholders’ equity	294,120	305,619

Total liabilities and shareholders' equity	388,734	409,543

Radware 2Q14 Financials

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended June 30,		For the Six months ended June 30,
	2013	2014	2013	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	46,822	53,055	91,948	104,065
Cost of revenues	8,936	9,766	17,516	19,212
Gross profit	37,886	43,289	74,432	84,853
Operating expenses:
Research and development, net	10,244	10,972	20,113	21,530
Selling and marketing	20,419	23,092	39,959	45,504
General and administrative	2,791	5,330	5,801	10,332
Total operating expenses	33,454	39,394	65,873	77,366
Operating income	4,432	3,895	8,559	7,487
Financial income, net	1,235	1,407	2,350	2,952
Income before taxes on income	5,667	5,302	10,909	10,439
Taxes on income	(722)	(1,355)	(1,478)	(2,409)
Net Income	4,945	3,947	9,431	8,030

Basic net earnings per share	$0.11	$0.09	$0.21	$0.18
Weighted average number of shares used to compute basic net earnings per share	44,828,701	45,075,338	44,728,138	45,009,869

Diluted net earnings per share	$0.11	$0.08	$0.20	$0.17
Weighted average number of shares used to compute diluted net earnings per share	46,689,174	46,750,581	46,848,299	46,810,391

Radware 2Q14 Financials

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended June 30,		For the Six months ended June 30,
	2013 (Unaudited)	2014 (Unaudited)	2013 (Unaudited)	2014 (Unaudited)
GAAP net Income	4,945	3,947	9,431	8,030
Stock-based compensation expenses, included in:
Cost of revenues	12	16	26	26
Research and development, net	402	287	673	546
Selling and marketing	640	717	1,247	1,311
General and administrative	258	731	492	1,399
	1,312	1,751	2,438	3,282
Amortization of intangible assets included in:
Cost of revenues	550	245	1,066	564
Selling and marketing	249	163	459	326
	799	408	1,525	890
Exchange rate differences, net on balance sheet items included in finance expenses	63	91	279	(40)

Acquisition related expenses	-	-	485	-
Litigation Costs	-	2,031	-	3,850
Non-GAAP net income	7,119	8,228	14,158	16,012

Non-GAAP diluted net earnings per share	$0.15	$0.18	$0.30	$0.34
Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	46,689,174	46,750,581	46,848,299	46,810,391

Radware 2Q14 Financials